UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Teladoc Health, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87918A105

(CUSIP Number)

Kinnevik AB (publ)

Skeppsbron 18

P.O. Box 2094

SE-103 13 Stockholm, Sweden

+46 8 562 000 00

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87918A105	Schedule 13D/A

1	Names of Reporting Person
Kinnevik AB (publ)

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
7,491,124 (See item 5)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
7,491,124 (See item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
7,491,124 (See item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)
5.2% (See item 5)

14	Type of Reporting Person (See Instructions)
CO

CUSIP No. 87918A105	Schedule 13D/A

1	Names of Reporting Person
Invik S.A.

2	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3	SEC Use Only

4	Source of Funds
OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization
Sweden

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power
0

	8	Shared Voting Power
7,491,124 (See item 5)

	9	Sole Dispositive Power
0

	10	Shared Dispositive Power
7,491,124 (See item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person
7,491,124 (See item 5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11)
5.2% (See item 5)

14	Type of Reporting Person (See Instructions)
CO

CUSIP No. 87918A105	Schedule 13D/A

Item 1.  Security and Issuer.

Item 1 is hereby amended and supplemented as follows:

This Amendment No. 1 (this “Amendment”) hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”) of Teladoc Health, Inc., a Delaware corporation (the “Issuer”), initially filed on November 9, 2020 (as amended, and as it may be further amended from time to time, the “Statement”), by Kinnevik AB (publ), an investment company incorporated under the laws of Sweden (“Kinnevik”), and Kinnevik Internet Lux S.a r.l., a Société à responsabilité limitée incorporated under the laws of Luxemburg (“Kinnevik Internet”), with respect to the items set forth below. This Amendment is being filed to reflect the transfer of holdings from Kinnevik Internet to Invik S.A., a Société Anonyme incorporated under the laws of Luxembourg (“Invik” and, together with Kinnevik, the “Reporting Persons”). This Amendment reflects, among other things, that (i) Invik replaced Kinnevik Internet as a reporting person on the Statement and (ii) Kinnevik Internet transferred 7,491,124 shares of Common Stock to Invik in connection with an internal reorganization of Kinnevik’s subsidiaries.

Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment shall have the respective meanings herein as are ascribed to such terms in the Statement (as initially filed).

Item 2. Identity and Background

Item 2 is hereby amended and supplemented as follows:

This Amendment is being filed by the Reporting Persons. Kinnevik is principally engaged in the business of building digital businesses by working in partnership with talented founders and management teams to create, develop and invest in fast-growing consumer-facing businesses. Invik is a wholly-owned investment vehicle of Kinnevik. The principal executive office of Kinnevik is located at Skeppsbron 18, SE-111 30 Stockholm, Sweden, and the principal executive office of Invik is located at 7 Ave Jean-Pierre Pescatore Luxembourg L-2324 Luxembourg.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of Kinnevik and Invik and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 87918A105	Schedule 13D/A

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The information reported in response to Item 5 hereto regarding total consideration is incorporated by reference in response to this Item 3.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

The information reported in response to Item 5 hereto regarding purpose of transaction is incorporated by reference in response to this Item 4.

Item 5: Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b) On December 17, 2020, Kinnevik Internet transferred 7,491,124 shares of Common Stock to Invik for a total consideration of $1,396,495,336.08 for purposes of an internal reorganization. As of December 17, 2020, the Reporting Persons may be deemed to have beneficially owned an aggregate of 7,491,124 shares of Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock (based on the 144,960,748 of shares of Common Stock outstanding as of November 3, 2020), as provided by the Issuer. As of December 17, 2020, Invik was the record and beneficial owner of 7,491,124 shares of Common Stock. Kinnevik, as the sole owner of Invik, may be deemed to be the beneficial owner of the shares of Common Stock held by Invik.

Except for Mr. Bischoff, as of December 17, 2020, none of the individuals listed on Schedule I beneficially owned any shares of Common Stock. As of December 17, 2020, Mr. Bischoff beneficially owned 2,980 shares of Common Stock. Mr. Bischoff held his shares of Common Stock prior to the Merger and continues to hold such shares following the Merger.

The filing of this Amendment shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owners of the Common Stock.

(c) Except as disclosed in this Amendment, none of the Reporting Persons has effected and, to the best knowledge of the Reporting Persons, none of the individuals named in Schedule I has effected any transactions in the shares of Common Stock during the past 60 days.

(d) Except as disclosed in this Amendment, no person other than Invik has the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e) Not applicable.

Exhibit Index

Exhibit 99.1	–	Joint Filing Agreement

CUSIP No. 87918A105	Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Date: December 21, 2020	Kinnevik AB (publ)

	By:	/s/ Erika Söderberg Johnson
Name: Erika Söderberg Johnson
Title: Chief Financial Officer

	By:	/s/ Mattias Andersson
Name: Mattias Andersson
Title: General Counsel

Date: December 21, 2020	INVIK S.A.

	By:	/s/ Mikael Holmberg
Name: Mikael Holmberg
Title: Director

	By:	/s/ Erika Söderberg Johnson
Name: Erika Söderberg Johnson
Title: Director